FILED MY MCGLEN INTERNET GROUP, INC. (COMMISSION FILE NO. 000-27828) PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933. IN ADDITION, MCGLEN INTERNET GROUP, INC. DEEMS THIS COMMUNICATION TO BE FILED UNDER RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934.

ON FEBRUARY 8, 2001, MCGLEN INTERNET GROUP, INC. (COMMISSION FILE NO. 000-27828) ISSUED THE FOLLOWING PRESS RELEASE:

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News Release News Release News Release News Release News Release News Release
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CONTACT INFORMATION:
     Grant Trexler, CFO                 Marty Tullio
     McGlen Internet Group              Investor Relations
     626.923.6019                       949.566.9860
                                        Marty@InvestorRR.com

                                                                          (migs)
================================================================================


FOR IMMEDIATE RELEASE
---------------------


  MCGLEN INTERNET GROUP REQUESTS HEARING BEFORE NASDAQ LISTING QUALIFICATIONS
                                     PANEL


TUSTIN, CA - February 8, 2001 - Mcglen INTERNET GROUP INC. (Nasdaq: MIGS) today announced that it has filed a request for an oral hearing before a Nasdaq Listing Qualifications Panel to appeal the Nasdaq Staff determination that the Company no longer qualifies for continued listing on the Nasdaq SmallCap Market set forth in Marketplace Rule 4310 (C) (4). Granting of the Company's request for a hearing will stay delisting of the Company's securities pending the Panel's decision. The Company has also been notified that in addition to demonstrating its ability to comply with the minimum bid price requirement, it will be necessary for Mcglen to demonstrate its ability to sustain long-term compliance as it pertains to all Nasdaq SmallCap Market listing maintenance criteria.


"In October we announced that we had entered into a definitive agreement with Lan Plus Corporation to merge the two companies," said Mcglen chairman Peter Janssen. "We believe the pending merger, once all approvals are received, will create a company of far greater value to its shareholders -- one that is projected to be operationally profitable with revenue in excess of $100 million. This is among the scenarios we will be presenting to the Nasdaq Listing Qualifications Panel during our oral hearing."

There is no assurance that the Panel will grant the Company's request for continued listing. If the Qualifications Panel does not grant a continued listing, Mcglen will be traded on the Nasdaq OTC Market until it re-qualifies for the Nasdaq SmallCap Market.

ABOUT MCGLEN INTERNET GROUP
---------------------------
Mcglen Internet is focused on providing specialty technology, components and memory products through its Business-to-Business (B2B) storefront exchanges. Mcglen provides unlimited global access to "difficult to source" technology-oriented products and services. Mcglen operates three B2B storefronts at the following Internet addresses: http://www.mcglen.com, a B2B site targeted at IT and IS professionals; http://www.accessmicro.com a B2B site targeted at resellers, integrators and small office customers; and http://www.techsumer.com, a B2B site targeted at mobile professionals. For more information about Mcglen Internet Group, visit the corporate Web site at www.mcglen.net.

THIS MATERIAL IS NOT A SUBSTITUTE FOR THE PROXY STATEMENT MCGLEN WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE URGED TO READ THAT DOCUMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT AND OTHER DOCUMENTS FILED BY MCGLEN WILL BE AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE (WWW.SEC.GOV) AND FROM MCGLEN.

MCGLEN, ITS DIRECTORS AND CERTAIN OF ITS EXECUTIVE OFFICERS MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED ACQUISITION. INFORMATION CONCERNING MCGLEN'S DIRECTORS AND EXECUTIVE OFFICERS CAN BE FOUND IN THE DOCUMENTS FILED BY MCGLEN WITH THE SEC. ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS IN THE SOLICITATION WILL BE CONTAINED IN THE PROXY STATEMENT.

                                     -MORE-

MCGLEN INTERNET GROUP REQUESTS HEARING BEFORE NASDAQ LISTING QUALIFICATIONS
PANEL
Page 2-2-2

SAFE HARBOR
THE STATEMENTS IN THIS PRESS RELEASE THAT RELATE TO FUTURE RESULTS, PROJECTED REVENUE GROWTH, PROFITABILITY TRENDS, ANTICIPATED BENEFITS OF THE PROPOSED MERGER AND ANTICIPATED REVENUES FOLLOWING THE MERGER, ARE FORWARD-LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES ASSOCIATED WITH DEMAND FOR THE COMPANY'S PRODUCTS AND SERVICES, DEVELOPMENT OF MARKETS FOR THE COMPANY'S PRODUCTS AND SERVICES AS WELL AS THE COMPANY'S ABILITY TO COMPLETE THE MERGER WITH LAN PLUS CORPORATION. ACTUAL RESULTS, EVENTS AND PERFORMANCE COULD DIFFER MATERIALLY. READERS ARE THEREFORE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS NEWS RELEASE. MCGLEN INTERNET GROUP UNDERTAKES NO OBLIGATION TO RELEASE PUBLICLY THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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